EXHIBIT 99.1

M  A  C  K – C  A  L  I    R  E  A  L  T  Y    C  O  R  P  O  R  A  T  I  O  N

NEWS RELEASE

For Immediate Release

Contacts:	Barry Lefkowitz	Ilene Jablonski
	Executive Vice President	Senior Director, Marketing
	and Chief Financial Officer	and Public Relations
	(732) 590-1000	(732) 590-1000

MACK-CALI REFINANCES UNSECURED REVOLVING CREDIT FACILITY

Edison, New Jersey—October 21, 2011—Mack-Cali Realty Corporation (NYSE: CLI) today announced that its operating partnership, Mack-Cali Realty, L.P., has refinanced its unsecured revolving credit facility with a group of 20 lenders, arranged by J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

The $600 million unsecured facility, which is expandable to $1 billion, carries an interest rate equal to LIBOR plus 125 basis points.  The credit facility, which also carries a facility fee of 25 basis points, has a four-year term with a one-year extension option. The interest rate and facility fee are subject to adjustment, on a sliding scale, based upon the operating partnership’s unsecured debt ratings.

The lending group for the credit facility consists of: JPMorgan Chase Bank, N.A., as administrative agent; Bank of America, N.A., as syndication agent; Deutsche Bank Trust Company Americas; US Bank National Association and Wells Fargo Bank, N.A., as documentation agents; Capital One, N.A.; Citicorp North America, Inc.; Comerica Bank; PNC Bank, National Association; SunTrust Bank;  The Bank of New York Mellon; The Bank of Tokyo-Mitsubishi UFJ, LTD., as managing agents; and Compass Bank; Branch Banking and Trust Company; TD Bank, N.A.; Citizens Bank of Pennsylvania; Chang Hwa Commercial Bank, LTD., New York Branch;  Mega International Commercial Bank Co., LTD., New York Branch; First Commercial Bank, New York Branch; and Hua Nan Commercial Bank, LTD., New York Agency, as participants.

Mack-Cali Realty Corporation is a fully integrated, self-administered, self-managed real estate investment trust (REIT) providing management, leasing, development, construction and other tenant-related services for its class A real estate portfolio. Mack-Cali owns or has interests in 278 properties, primarily office and office/flex buildings located in the Northeast, totaling approximately 32.4 million square feet. The properties enable the Company to provide a full complement of real estate opportunities to its diverse base of over 2,000 tenants.

Additional information on Mack-Cali Realty Corporation is available on the Company’s website at www.mack-cali.com.

Statements made in this press release may be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate, and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Disclosure Regarding Forward-Looking Statements” and “Risk Factors” in the Company’s Annual Reports on Form 10-K, as may be supplemented or amended by the Company's Quarterly Reports on Form 10-Q, which are incorporated herein by reference. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

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